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                              June 15, 2020

       Sterling Griffin
       Chief Executive Officer and President
       Harbor Custom Development, Inc.
       11505 Burnham Dr., Suite 301
       Gig Harbor, Washington 98332

                                                        Re: Harbor Custom
Development, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 11, 2020
                                                            File No. 333-237507

       Dear Mr. Griffin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2020 letter.

       Amendment No. 2 to Form S-1 filed June 1, 2020

       Prospectus Summary, page 1

   1. We note your statement that "[w]e requested an independent third-party valuation of the
                                                        Olympic purchase from
Colliers International Valuation & Advisory Services, who
                                                        determined that the
as-is market value of the subject property's fee simple interest was
                                                        $3,430,000 as of May
15, 2020." This disclosure appears to be a statement of the third party expert and
attributes the figures to the expert. Please revise to provide the consent of Colliers
International Valuation & Advisory Services to be named in the registration statement or advise us
as appropriate. Refer to Rule 436 of the Securities Act and
                                                        Question 233.02 of
Compliance and Disclosure Interpretations related to Securities Act
                                                        Rules for guidance.
 Sterling Griffin
Harbor Custom Development, Inc.
June 15, 2020
Page 2
Capitalization, page 42

2. Please revise the amount of "Actual" outstanding shares of common stock in your capitalization table to be consistent with the outstanding shares amount as presented in your condensed consolidated balance sheet as of March 31, 2020. Dilution, page 43

3. Please revise the number of shares used to calculate your net tangible book value as of
       March 31, 2020 to 3,513,517 as presented in your condensed consolidated balance sheet as of March 31, 2020.
4. It appears that pro forma as adjusted net tangible book value per share after the offering was calculated assuming gross proceeds of $15 million. Please revise and show us your calculation for pro forma as adjusted net tangible book value per share after the offering, increase in pro forma net tangible book value per share after the offering, and dilution in net tangible book value per share to new investors, assuming net proceeds of
       $13 million.
       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions



                                                             Sincerely,
FirstName LastNameSterling Griffin
                                                             Division of
Corporation Finance
Comapany NameHarbor Custom Development, Inc.
                                                             Office of Real
Estate & Construction
June 15, 2020 Page 2
cc:       Lynne Bolduc, Esq.
FirstName LastName